DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-117275
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-117275

Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated February 28, 2005 to the Partnership's prospectus dated October 7, 2004.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     ------------------------
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  February 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $903.81 per unit at the end of February, down 0.2% for the month.

February was a mixed month for the Fund's advisors and the over result was essentially flat from the prior month. Trading gains came predominantly from global stock indices and energy markets trading but were largely offset by losses in interest rates and currency trading.

Long positions in stock indices yielded the best sector performance as global markets began to rally in response to data pointing towards continued economic growth, albeit at varying paces across markets. Additional gains were made in energy markets, as cold weather and speculation regarding OPEC's production levels pushed energy prices higher, particularly crude oil as the price moved back above $50 per barrel. Weakness in the dollar helped to support base and precious metals prices where the Fund was able to produce modest gains.

Losses were incurred in currencies as continued concerns over the large U.S. current account deficit and worries that Asian central banks may slow purchases of U.S. assets weakened the dollar. Trading in global fixed income markets was also unprofitable as the European, Japanese and U.S. bond markets sold off in response to the cumulative effect of a decline in jobless claims, rising U.S. exports, and Fed Chairman, Alan Greenspan's comments that interest rates were still "fairly low." In other commodities trading gains were earned in coffee and cocoa while small losses were incurred in grains positions.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

As of February 28, 2005, advisors to the Fund are Aspect Capital Limited, Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., Winton Capital Management Limited and Capital Fund Management S.A.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period February 1,
                            Through February 28, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized losses from trading           $(7,278,190)     (0.92)%
Change in unrealized gains/losses
     from trading                        9,966,898       1.25
                                       -----------      -----
                                         2,688,708       0.33
Less, Brokerage commissions
     and clearing fees ($284,902)        3,838,770       0.48
                                       -----------      -----
Net realized and unrealized losses      (1,150,062)     (0.15)
Interest income                          1,154,697       0.15
                                       -----------      -----
                                             4,635       0.00
                                       -----------      -----
Less, Expenses:
     Management fees                     1,175,920       0.15
     Other expenses                         55,388       0.00
                                       -----------      -----
                                         1,231,308       0.15
                                       -----------      -----
Net loss                                (1,226,673)     (0.15)%
                                                        =====
Additions (27,006.3962 L.P. units
at January 31, 2005 net asset
value per unit of $905.23)              24,447,000
Redemptions (6,066.7782 L.P. units
at February 28, 2005 net asset
value per unit of $903.81)              (5,483,215)
                                       -----------
Increase in net assets                  17,737,112
Net assets January 31, 2005            773,346,266
                                       -----------
Net assets February 28, 2005          $791,083,378
                                       ===========
Net Asset Value per unit
  ($791,083,378 / 875,556.0229 Units)       $903.52
                                       ============
Redemption value per unit  (Note 1)         $903.81
                                       ============

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $903.81.

The net asset value per unit of $903.52 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: /s/ Daniel R. McAuliffe, Jr.
        ---------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.